

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Ilan Levin
Chief Executive Officer
Moringa Acquisition Corp
250 Park Avenue, 7th Floor
New York, NY 10177

> **Re: Moringa Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2023**
> **File No. 001-40073**

Dear Ilan Levin:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note that you are seeking to extend your termination date to a date that is beyond your current termination date of 30 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. To the extent that you will seek to extend your termination date to a date that is more than 36 months from your initial public offering, please revise to state the date and clarify this intention, to explain that the proposal to extend your termination deadline beyond 36 months does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any questions.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction

cc:　　　Gary M. Emmanuel, Esq